Exhibit 8.1

Deloitte Tax LLP
191 Peachtree Street NE
Suite 2000
Atlanta, GA 30303-1943
USA
Tel: +1 404 220 1500
Fax: +1 404 631 8585
www.deloitte.com

February 23, 2017

Cousins Properties Incorporated

191 Peachtree Street NE

Suite 500

Atlanta, GA 30303-1740

Re:                             Federal Income Tax Status of Cousins Properties Incorporated

Ladies and Gentlemen:

On January 4, 2017, Cousins Properties Incorporated (the “Company”) filed a Registration Statement on Form S-3 (Registration No. 333-215430) registering to offer and sell, from time to time, common stock, warrants, debt securities, preferred stock and depository shares in an indeterminate amount (the “Registration Statement”), as more fully described in the Company’s prospectus included in the Registration Statement dated January 4, 2017 (together with all exhibits, supplements and amendments thereto, the “Prospectus”).

On February 21, 2017, the Company filed a Prospectus Supplement (the “Supplement”) relating to the issuance by the Company of an additional 25,000,000 shares of common stock and the sale by certain selling shareholders of 38,571,336 shares of common stock.  In connection with the issuance of an additional 25,000,000 shares of common stock and the sale by certain selling shareholders of 38,571,336 shares of common stock, you have requested that Deloitte Tax LLP (“Deloitte Tax”) issue an opinion regarding the status, for federal income tax purposes of the Company.  The Company intends to continue to be taxed as a real estate investment trust (“REIT”) as defined in Internal Revenue Code (“IRC”) §§856-860.

As discussed below under the section entitled “LIMITATIONS ON OPINION” you understand and agree that this opinion is solely for the Company’s information and benefit, is limited to the described transaction, and may not be relied upon by any other person or entity, other than Company, without the prior written consent of Deloitte Tax or as otherwise described herein.  Notwithstanding the above, we hereby consent to the use of this tax opinion as an exhibit, in its entirety, to a Current Report on Form 8-K, which will be filed with the Securities and Exchange Commission.

In rendering our opinion, we have examined and, with your consent, have relied upon the following documents:

1.              Restated and Amended Articles of Incorporation of Cousins Properties Incorporated as amended August 9, 1999, and as further amended July 22, 2003, and as further amended December 15, 2004, and as further amended May 4, 2010, as further amended May 9, 2014, and as further twice amended on October 6, 2016 (the “Articles of Incorporation”);

2.              Bylaws of Cousins Properties Incorporated, as amended April 29, 1993, as further amended August 14, 2007, as further amended February 17, 2009, as further amended June 6, 2009, and as further amended December 4, 2012 (the “By-Laws”);

3.              The Prospectus and the Supplement;

4.              The Agreement and Plan of Merger dated April 28, 2016 (the “Merger Agreement”), to which the Company, Parkway Properties, Inc., and certain affiliated subsidiaries of both the Company and Parkway Properties, Inc. are parties;

5.              Registration Statement on Form S-4 (File No. 333-211849) including the Joint Proxy Statement contained therein as a prospectus, filed with the Securities and Exchange Commission on July 20, 2016, each as amended or supplemented through the date hereof;

6.              A letter dated February 23, 2017, and signed by Kristin Myers as Vice President — Taxation of the Company, on behalf of the Company, a copy of which is attached hereto (the “Certificate of Representations”); and

7.              Such other records, certificates, agreements, schedules and documents as we have deemed necessary or appropriate for purposes of rendering the opinion set forth herein.

In our examination of the foregoing documents, we have assumed, with your consent, that (i) the documents are original documents, or true and accurate copies of original documents, and have not been subsequently amended; (ii) the signatures on each original document are genuine; (iii) where any such document required execution by a person, the person who executed the document had proper authority and capacity; (iv) all representations and statements set forth in such documents are true and correct; (v) where any such document imposes obligations on a person, including the Merger Agreement, such obligations have been or will be performed or satisfied in accordance with their terms; and (vi) the Company at all times has been and will be organized and operated in accordance with the terms of such documents.

For purposes of rendering this opinion, we have assumed that the issuance contemplated by the foregoing documents will be consummated in accordance with the operative documents, and that such documents accurately reflect the material facts of the registration.

I.  Background, Facts and Representations, and Significant Assumptions

A.  Background

Cousins Properties Incorporated is a Georgia corporation, which since 1987 has elected to be taxed as a REIT.  Beginning December 30, 2014, Cousins TRS Services, LLC (“Services”) is a taxable entity wholly-owned by the Company, which is consolidated with the Company for financial reporting purposes, which owns, develops, and manages its own real estate portfolio and performs certain real estate related services for other parties.

The Company is an Atlanta, Georgia-based, fully integrated, self-administered equity REIT. The Company has extensive experience in the real estate industry, including the acquisition, financing, development, management and leasing of properties.  Cousins Properties Incorporated has been a public company since 1962, and its common stock trades on the New York Stock Exchange under the symbol “CUZ.”  The Company’s strategy is to create value for our stockholders through the acquisition, development, ownership and management of Class A office assets and opportunistic mixed-use developments in Sunbelt markets. This strategy is based on a simple platform, trophy assets, opportunistic investments and a strong balance sheet.  This approach enables the Company to maintain a targeted, asset-specific approach to investing where it seeks to leverage its acquisition and development skills, relationships, market knowledge and operational expertise.  A key element in the Company’s strategy is to actively manage its portfolio of investment properties and, at the appropriate times, to engage in timely and strategic dispositions either by sale or through contributions to ventures in which the Company retains an ownership interest.  These transactions seek to maximize the value of the assets the Company has created, generate capital for additional development properties, and return a portion of the value created to stockholders.

B.  Facts and Representations

In addition to the foregoing, our opinion is based on the factual information and assumptions contained herein and representations made to us in the Certificate of Representations attached as Attachment A.

Without limiting the foregoing, we have assumed that all statements and descriptions of the Company’s past and intended future activities herein and in the Certificate of Representations are true and accurate.  No facts have come to our attention, however, that would cause us to question the accuracy or completeness of such facts, assumptions or documents in a material way.  To the extent the representations set forth in the Certificate of Representations are with respect to matters set forth in the IRC or Treasury Regulations, we have reviewed with the Company the relevant provisions of the IRC, the applicable Treasury Regulations and published administrative interpretations thereof.

C.  Significant Assumptions

Our opinion is expressly based upon any assumption set forth herein and as follows:

1.              Beginning with the Company’s REIT election for the taxable year beginning January 1, 1987 and ending with the Company’s taxable year ending December 31, 2009, the Company met the requirements for qualification as a REIT and was taxed as such.

2.              Each Subsidiary Partnership was properly classified as a partnership for federal income tax purposes at all times prior to January 1, 2010.

3.              The facts and representations as made by Kristin Myers on behalf of the Company in the Certificate of Representations are true and correct.

4.              The Company intends to continue to be organized and operate in a manner which will allow it to meet the requirements for qualification and taxation as a REIT for the tax year ending December 31, 2017 and future years.

5.              Each Subsidiary Partnership intends to continue to be organized and operate in a manner which will allow it to be treated as a partnership and not as an association taxable as a corporation for the tax year ending December 31, 2017 and future years.

6.              None of the securities to be issued pursuant to the Supplement will be issued in violation of the Limit as set forth in Article 11 of the Articles of Incorporation.

7.              The Company is duly formed and existing under the laws of the State of Georgia and is duly authorized to transact business in the State of Georgia.

II. Issue Considered—REIT Status

Since the commencement of the Company’s taxable year which began January 1, 2010 through the tax year ending December 31, 2016, has the Company been organized in conformity with the requirements for qualification as a REIT under the IRC, and has its actual method of operation enabled, and will its proposed method of organization and operation enable, the Company to continue to meet the requirements for qualification and taxation as a REIT?

III. Conclusion Reached

Based upon and subject to the foregoing, we are of the opinion that:

Since the commencement of the Company’s taxable year which began January 1, 2010 through the tax year ended December 31, 2016, the Company has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the IRC, and its actual method of operation has enabled, and its proposed method of organization and operation will enable, the Company to continue to meet the requirements for qualification and taxation as a REIT for its taxable year ending December 31, 2017, and thereafter.  The Company’s qualification and taxation as a REIT depends upon its ability to meet, through actual, annual operating results, certain requirements including requirements relating to distribution levels, diversity of stock ownership, composition of assets and sources of income, and the various qualification tests imposed under the IRC.  Accordingly, no assurance can be given that the actual results of the Company’s organization and operation for any period subsequent to the date of this opinion will satisfy the requirements for taxation as a REIT under the IRC.

IV. Law & Analysis

A.  REIT Status

1.  Organizational Requirements.  In order to qualify as a REIT for federal income tax purposes, IRC §856 requires that an entity meet the following organizational tests:

(1)         it must be organized as a corporation, trust, or association;

(2)         it must be managed by one or more trustees or directors;

(3)         beneficial ownership must be evidenced by transferable shares or certificates;

(4)         it must be taxable as a domestic corporation but for the operation of IRC §§856 through 859;

(5)         it must not be a financial institution or insurance company;

(6)         beneficial ownership must be held by 100 or more persons;

(7)         subject to the provisions of IRC §856(k), it must not be closely held as determined under IRC §856(h);

(8)         it must use the calendar year as its taxable year; and

(9)         it must elect to be taxed as a REIT or have in effect such an election made for a previous taxable year.

The requirements described in (1) through (5) above must be met during the entire taxable year.  The requirement described in (6) above must exist during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.  The requirement described in (7) above must be met during the last half of each taxable year of the REIT.  The requirements described in (6) and (7) above do not apply to the first taxable year for which an election is made under IRC §856(c)(1).

The Company has represented that it has satisfied the requirements of (1) through (5) above for all years since January 1, 1987.  The Company has also represented that it has satisfied the requirements of (6) and (7) above for all tax years for which it elected to be taxed as, or otherwise has calculated its taxable income as, a REIT consistent with the provisions of IRC §857(b)(2).  Further, the Company has represented that it expects, and intends to take all necessary measures within its control to ensure that the beneficial ownership of the Company will at all times be held by 100 or more persons.

In addition, subject to certain exceptions, the Company’s Articles of Incorporation, Article 11 A (1), states that after December 31, 1986, shares of stock of the Company shall not be transferable to any person if such transfer would cause the person to be an owner of more than 3.9 percent in value of the outstanding shares, including both common and preferred stock (the “Limit”).  If such a transfer occurs, the Articles of Incorporation provide that the transfer will be void and the intended transferee will acquire no rights to the shares.  Article 11 A (2) states that other than a shareholder who already exceeded the Limit at December 31, 1986 (a “Prior Owner”), no shareholder shall at any time own shares that exceed the Limit.  The Board of Directors, however, is provided authority to exempt shareholders from the operation of Articles 11 A (1) and (2).  The Company has represented that the Board of Directors granted Exemptions on June 15, 2004, as amended on April 25, 2008, as further terminated on January 25, 2011, on February 21, 2007,  on March 31, 2008, on May 15, 2008, as superseded on December 8, 2009, as further superseded on October 19, 2011, as further superseded on January 30, 2015, on September 15, 2009, as amended on December 8, 2009, as further amended on December 24, 2010, as further amended on March 13, 2013, on December 9, 2010, on January 16, 2014, and on October 6, 2016 (cumulatively, the “Waivers”).  The Company has represented that each shareholder granted a Waiver was widely held, as defined in that respective Waiver.  Article 11 A (3) restricts Prior Owners from receiving additional shares except in certain circumstances.  The shares causing a violation of any of these provisions (“Excess Shares”) are deemed transferred to the Company as trustee for a trust.  The interest in the trust will be freely transferable by the intended transferee.  Once the intended transferee of the Excess Shares has transferred the trust interest to an owner not violating the Limit, the shares are no longer Excess Shares and the intended transferee’s interest in the trust is extinguished.

Article 11 A (6) states that if a person acquires shares in excess of the Limit and such acquisition causes the Company to not qualify as a REIT under the five or fewer rule applicable for purposes of IRC §856(h), such person shall be liable for the corporate taxes that are due until REIT status can be re-elected.

Pursuant to Treasury Regulation §1.856-1(d)(2), “…Provisions in the trust instrument or corporate charter or bylaws which permit the trustee or directors to redeem shares or to refuse to transfer shares in any case where the trustee or directors, in good faith, believe that a failure to redeem shares or that a transfer of shares would result in the loss of status as a real estate investment trust will not render the shares ‘nontransferable’…”(1)

The Company has represented that it does not and will not impose, and is not aware of, any transfer restrictions on its outstanding shares of beneficial interest other than those restrictions contained in the Company’s Articles of Incorporation (as described above), which are intended

(1)   See e.g., Priv. Ltr. Ruls. 9430022 (April 29, 1994) (excess shares deemed transferred to a charity) and 8921067 (February 28, 1989).

to enable the Company to comply with certain REIT qualification requirements as set forth in IRC §856(a)(6).

The Company has represented that it has used the calendar year as its taxable year since 1987.  The Company has also represented that it made an election to be taxed as a REIT for each year commencing with the taxable year beginning January 1, 1987 and that it intends to take all necessary measures within its control to ensure that it meets the REIT organizational requirements in the current and future years.  Furthermore, the Company has represented that it qualified as a REIT for federal income tax purposes from January 1, 1987 through December 31, 2009.

In addition to the organizational requirements listed above, a REIT must satisfy ongoing requirements concerning the nature of its income and assets, the payment of dividends and the maintenance of records.

2.  Income Tests.  For each taxable year, a REIT must satisfy certain income tests under IRC §856(c).

(1)         at least 75 percent of a REIT’s gross income (excluding gross income from prohibited transactions and hedging transactions described in IRC §856(c)(5)(G) entered into after July 30, 2008) must consist of rents from real property, interest on obligations secured by mortgages on real property or on interests in real property, gain from the sale of real property that was not held primarily for sale to customers in the ordinary course of business, dividends from other REITs and gain from the sale of REIT shares, refunds and abatements of real property taxes, income and gain from foreclosure property, loan commitment and certain other fees, qualified temporary investment income (as that term is defined in IRC §856(c)(5)(D)) and gain from the sale of certain other property; and

(2)         at least 95 percent of a REIT’s gross income (excluding gross income from prohibited transactions and hedging transactions described in IRC §856(c)(5)(G)(i) for taxable years beginning on or after January 1, 2005 and hedging transactions described in IRC §856(c)(5)(G)(ii) entered into after July 30, 2008) must consist of items that would be includible in (1) above, and dividends, interest and gain from the sale or other disposition of stocks or securities.

For purposes of applying the income and the asset tests, the Company is treated as owning directly the assets and receiving the income of (i) any subsidiary (exclusive of any “taxable REIT subsidiary” as such term is defined in IRC §856(l)) of the Company in which: (a) with respect to all taxable years beginning on or before August 5, 1997, the Company has owned 100 percent of the stock at all times during the period of such subsidiary’s existence, and (b) with respect to all taxable years beginning after August 5, 1997, the Company owns, or has owned, 100 percent of such subsidiary (a “Qualified REIT Subsidiary” or “QRS”), (ii) each of any partnership (within the meaning of (and including any limited liability company or other entity classified as a partnership for federal income tax purposes) IRC §7701(a)(2) and the regulations promulgated thereunder) in which the Company or any QRS has held an interest, directly or indirectly (a “Subsidiary Partnership”)(2), and (iii) any limited liability company (which has not elected to be classified as a corporation for federal income tax purposes) all of the interests in which are held by the Company, any QRS, or any Subsidiary Partnership directly, and/or indirectly through one or more other such limited liability companies (a “Disregarded LLC”).(3)

Based upon this “look through” approach, the rents received by the Company will qualify as “rents from real property” for the 75 percent test provided they are rents from interests in real property, charges for services customarily furnished or rendered in connection with the rental of real property and rent attributable to personal property which is leased under, or in connection with, a lease of real property, but only if the rent attributable to such personal property for the taxable year does not exceed 15 percent of the total rent, for both real and personal property, for the taxable year.  Specifically excluded from the definition of rents from real property is (1) rent determined on the basis, in whole or part, of any person’s income or profits from the property (exclusive of rent based on a fixed percentage or percentages of receipts or sales); (2) rent received, directly or indirectly, from a tenant in which the REIT has an ownership interest (directly or indirectly) of 10 percent or more; and (3) for tax years beginning on or before August 5, 1997, rent from real property if the REIT furnishes or renders certain services to a tenant or manages or operates such property other than through an independent contractor from which the REIT receives no income (exclusive of any amount if such amount would be excluded from unrelated business taxable income under IRC §512(b)(3) if received by an organization described in IRC §511(a)(2)), and for tax years beginning after August 5, 1997, any “impermissible tenant service income” (as that term is defined in IRC §856(d)(7)).

The Company has represented that it has satisfied both of the income tests outlined above for each taxable year since January 1, 1987.  It has also represented that it intends to take all necessary measures within its control to ensure that it meets such tests during each of its future taxable years.  In addition, the Company has represented that it qualified as a REIT for federal income tax purposes from January 1, 1987 through December 31, 2009.

For taxable years beginning before January 1, 2005, if the Company fails to meet either income test (1) or (2) above, it may still qualify as a REIT in such taxable year if it reports the source and nature of each item of its gross income in its federal income tax return for such year, the inclusion of any incorrect information in its return is not due to fraud with intent to evade tax and

(2)  In the case of a REIT which is a partner in a partnership, as defined in IRC §7701(a)(2) and the regulations thereunder, the REIT will be deemed to own its proportionate share of each of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share.  For purposes of IRC §856, the interest of a partner in the partnership’s assets shall be determined in accordance with his capital interest in the partnership.  The character of the various assets in the hands of the partnership and items of gross income of the partnership shall retain the same character in the hands of the partners for all purposes of IRC §856.  Treas. Reg. §1.856-3(g).

(3)  Solely for purposes of applying the 10 percent value test in taxable years beginning on or after January 1, 2005, in looking through any partnership to determine the REIT’s allocable share of any securities owned by the partnership, the REIT’s share of the assets of the partnership will correspond not only to the REIT’s interest as a partner in the partnership but also to the REIT’s proportionate interest in certain debt securities issued by the partnership.  See IRC §856(m)(3) as added by the American Jobs Creation Act of 2004.

the failure to meet such tests is due to reasonable cause and not to willful neglect.  Under a relief provision enacted on October 22, 2004 as part of the American Jobs Creation Act of 2004, for taxable years beginning on or after January 1, 2005, a REIT may continue to qualify as a REIT if following the Company’s identification of a failure to satisfy one or both of the income tests for any taxable year, a description of each item of its gross income that qualifies for the tests is set forth in a schedule for such taxable year filed in accordance with Treasury Regulations, and such failure is due to reasonable cause and not due to willful neglect.  Under both relief provisions, the Company would be subject to a tax of 100 percent based on the excess non-qualifying income.  The Company has represented that if it fails to meet the requirements of either IRC §§856(c)(2) or (c)(3) (or both) in any taxable year, it intends to avail itself of the provisions of IRC §856(c)(6) (whereby it will be considered to have satisfied the requirements of such paragraphs) if such failure is due to reasonable cause and not due to willful neglect.

3.  Asset Tests.  At the close of each quarter during each taxable year, a REIT must satisfy four tests under IRC §856(c)(4).

For tax years beginning on or before December 31, 2000:

(1)         at least 75 percent of the value of a REIT’s total assets must consist of real estate assets, cash and cash items (including receivables) and Government securities;

(2)         not more than 25 percent of the value of a REIT’s total assets may consist of securities, other than those includible under (1) above;

(3)         not more than 5 percent of the value of a REIT’s total assets may consist of securities of any one issuer, other than those securities includible under (1) above; and

(4)         not more than 10 percent of the outstanding voting securities of any one issuer may be held by the REIT, other than those securities includible under (1) above.

For tax years beginning after December 31, 2000:

(1)         at least 75 percent of the value of a REIT’s total assets must consist of real estate assets, cash and cash items (including receivables) and Government securities;

(2)         not more than 25 percent of the value of a REIT’s total assets may consist of securities, other than those includible under (1) above;

(3)         not more than 20 percent(4) of the value of a REIT’s total assets may consist of securities of one or more taxable REIT subsidiaries, as defined under IRC §856(l) (“TRS”);

(4)  Effective for tax years beginning after July 30, 2008, and on or before December 31, 2017, not more than 25 percent of the value of a REIT’s total assets may consist of securities of one or more taxable REIT subsidiaries.

(4)         except with respect to a TRS and securities includible under (1) above (i) no more than 5 percent of the value of a REIT’s total assets may consist of securities of any one issuer; (ii) a REIT may not hold securities possessing more than 10 percent of the total voting power of the outstanding securities of any one issuer; and (iii) a REIT may not hold securities having a value of more than 10 percent of the total value of the outstanding securities of any one issuer (the “Single Issuer Security Limitation”).

The following assets are not treated as “securities” held by a REIT for purposes of the 10 percent value test described in (4)(iii) above:

(1)         “Straight debt” meeting certain requirements described in IRC §856(m)(2), unless the REIT holds (either directly or through controlled TRSs) certain other securities of the same corporate or partnership issuer that have an aggregate value greater than 1 percent of such issuer’s outstanding securities;

(2)         Loans to individuals or estates;

(3)         Certain rental agreements calling for deferred rents or increasing rents that are subject to IRC §467, other than with certain related persons;

(4)         Obligations to pay the REIT amounts qualifying as “rents from real property” under the 75 percent and 95 percent gross income tests;

(5)         Securities issued by a state or any political subdivision of a state, the District of Columbia, a foreign government, any political subdivision of a foreign government, or the Commonwealth of Puerto Rico, but only if the determination of any payment received or accrued under the security does not depend in whole or in part on the profits of any entity not described in this category or payments on any obligation issued by such an entity;

(6)         Securities issued by a qualifying REIT;

(7)         Other arrangements identified in Treasury Regulations (which have not yet been issued or proposed).

In addition, any debt instrument issued by a partnership will not be treated as a “security” for purposes of the 10 percent value test if at least 75 percent of the partnership’s gross income (excluding gross income from prohibited transactions) is derived from sources meeting the requirements of the 75 percent gross income test.  If at least 75 percent of the partnership’s gross income is not derived from sources meeting the requirements of the 75 percent gross income test, then the debt instrument issued by the partnership nevertheless will not be treated as a “security” to the extent of the REIT’s interest as a partner in the partnership.  Also, in looking through any partnership to determine the REIT’s allocable share of any securities owned by the partnership, the REIT’s share of the assets of the partnership, solely for purposes of applying the 10 percent value test in taxable years beginning on or after January 1, 2008, will correspond not only to the

REIT’s interest as a partner in the partnership but also to the REIT’s proportionate interest in certain debt securities issued by the partnership.

Failure to satisfy any of the asset tests discussed above at the end of any quarter, without curing such failure within 30 days after the end of such quarter, would generally result in the disqualification of the entity as a REIT(5), unless certain relief provisions enacted as part of the American Jobs Creation Act of 2004 are available.  Under a de minimis failure relief provision, the failure of the 5 percent asset test, the 10 percent voting securities test, or the 10 percent value test, would not disqualify the REIT if the failure is due to the ownership of assets having a total value not exceeding the lesser of 1 percent of the total value of the REIT’s assets at the end of the relevant quarter or $10,000,000, and the REIT disposes of such assets (or otherwise meets such asset tests) within six months after the end of the quarter in which the failure was identified.  If the REIT were to fail to meet any of the REIT asset tests for a particular quarter and the REIT did not qualify for the de minimis failure exception described in the preceding sentence, then the REIT would nevertheless be deemed to have satisfied the relevant asset tests if:

(1)         following the REIT’s identification of the failure, the REIT files, in accordance with the Treasury Regulations, a schedule setting forth a description of each asset that caused the failure;

(2)         the failure to meet the requirements was due to reasonable cause and not due to willful neglect;

(3)         the REIT disposes of the assets set forth in the schedule (or otherwise meets the relevant asset test) within six months after the last day of the quarter in which the identification of the failure occurred; and

(4)         the REIT pays a tax equal to the greater of $50,000 or the amount determined by multiplying the highest corporate tax rate by the net income generated by the assets set forth in the schedule for the period beginning on the first date of the failure to meet the requirements and ending on the earlier of the date the REIT disposes of such assets or the end of the first quarter when there is no longer a failure to satisfy the asset tests.

These relief provisions apply to taxable years beginning after the date of enactment, but it is unclear whether they would apply to failures occurring in prior years, which are identified in tax years beginning after the date of enactment.

In the case of a REIT which is a partner in a partnership, as defined in IRC §7701(a)(2) and the regulations thereunder, a REIT will be deemed to own its proportionate share of each of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share.  For purposes of IRC §856, the interest of a partner in the partnership’s assets shall be determined in accordance with his capital interest in the partnership, except that solely for purposes of applying the 10 percent value test in taxable years beginning on or after

(5)  See IRC §856(c)(4), flush language.

January 1, 2005, in looking through any partnership to determine the REIT’s allocable share of any securities owned by the partnership, the REIT’s share of the assets of the partnership will correspond not only to the REIT’s interest as a partner in the partnership but also to the REIT’s proportionate interest in certain debt securities issued by the partnership.  The character of the various assets in the hands of the partnership and items of gross income of the partnership shall retain the same character in the hands of the partners for all purposes of IRC §856.(6)  As such, a REIT’s ownership interest in a partnership is not subject to the Single Issuer Security Limitation.  See discussion at ‘B. Subsidiary Partnership Status’ below for requirements for entities to qualify as partnerships for federal income tax purposes.

The Company has represented that it has satisfied each of the asset tests outlined above since January 1, 1987.  It has also represented that it intends to take all necessary measures to ensure that it meets such tests at the end of each quarter of each of its future taxable years.  In addition, the Company has represented that it qualified as a REIT for federal income tax purposes from January 1, 1987 through December 31, 2009.

For purposes of this opinion, we have assumed that each Subsidiary Partnership has been properly classified as a partnership for federal income tax purposes prior to January 1, 2010.  In addition, based upon the representations of the Company as set forth in the Certificate of Representations, and the assumption that the Subsidiary Partnerships were properly classified as partnerships for federal income tax purposes prior to January 1, 2010, we conclude that the Subsidiary Partnerships have since January 1, 2010 been taxable as partnerships and not as associations taxable as corporations for federal income tax purposes, and they will continue to be taxable as partnerships and not as associations taxable as corporations for federal income tax purposes.  As such, the Company’s ownership interest in each Subsidiary Partnership since January 1, 2010 will not (in, and of, itself) cause it to fail to meet the Single Issuer Security Limitation.

For the current and all future taxable years, the Company has represented that it expects, and the Company intends to take all necessary measures within its control to ensure, that the Company has or will revalue its assets at the end of each quarter of each taxable year in which securities or other property is acquired and will eliminate within 30 days after the end of each such quarter any discrepancy between the value of the Company’s various investments and the requirements of the asset tests outlined above, to the extent such discrepancy is attributable in whole or in part to acquisitions during such quarter.

For all tax years beginning after December 31, 2000, the Company has represented that all debt securities, other than securities of a TRS, held by the Company (i) have been secured by real property (including interests in real property); (ii) have had a value of less than 10 percent of the total value of the outstanding securities of the issuer; or (iii) are not considered a “security” by reason of IRC §856(m).  In addition, the Company has represented that any debt securities, other than securities of a TRS, that it will hold in the future will satisfy at least one of these three requirements.

(6)  Treas. Reg. §1.856-3(g).

The Company has represented that the Company and each of CREC, CREC II and MC Düsseldorf Holding B.V. (“Düsseldorf”) joined in a timely filed election to treat each of CREC, CREC II and Düsseldorf as a TRS effective January 1, 2001.  The Company has represented that it joined in an election to treat Captivate Network, Inc. (“Captivate”) as a TRS effective July 11, 2001.  The Company has represented that the Company has at all times owned less than 10 percent of the vote and value of Captivate’s securities.  The Company has also represented that it no longer owns any securities of CREC II, Captivate, or Düsseldorf.

The Company has represented that the Company and Cousins Properties Funding LLC (“Funding”) joined in a timely-filed election to treat Funding as a TRS effective December 29, 2006.  Additionally, the Company has represented that Funding filed an election to be taxed as an association effective as of December 29, 2006.  The Company has represented that as of May 14, 2007, Funding merged into Cousins Properties Funding II, LLC (“Funding II”), an entity treated as a partnership for federal income tax purposes.  Further, the Company has represented that as of March 1, 2009, Funding II merged into the Company.  The Company has represented that the Company and Services joined in a timely-filed election to treat Services as a TRS effective December 30, 2014.  Additionally, the Company has represented that Services filed an election to be taxed as an association effective as of December 30, 2014.  Further, the Company has represented that as of December 31, 2014, CREC merged into Cousins CPI Services LLC, an entity that is disregarded for federal income tax purposes.

The Company has represented that the Company and each of Terminus Master Condominium Association, Inc., King Mill Distribution Park Association, Inc, Wildwood Office Park Association, Inc., Wildwood Plaza Association, Inc., City Center Property Owners Association, Inc., Northpark Town Center Association, Inc., and Greenway Improvement Association (collectively, the “Associations”) joined in a timely filed election to treat the Associations as a TRS.

The Company has represented that if it fails to meet the assets tests, it will take all actions necessary to avail itself of any relief provisions that could apply.

4.  Distribution Requirement.  During each taxable year, in order to qualify as a REIT, the deduction for dividends paid (computed without regard to capital gain dividends) must equal or exceed the following:

(1)         the sum of (a) 95 percent (90 percent for taxable years beginning after December 31, 2000) of real estate investment trust taxable income computed without regard to the deduction for dividends paid and excluding net capital gain, and (b) 95 percent (90 percent for taxable years beginning after December 31, 2000) of the excess of net income from foreclosure property over the tax on such income; minus

(2)         any excess non-cash income.

This requirement (the “Distribution Requirement”) is defined by reference to the dividends paid deduction.  Therefore, only distributions that qualify for that deduction will count in meeting the Distribution Requirement.(7)

Such dividends must be paid in the taxable year to which they relate, or in the 12-month period following the close of such taxable year, if declared before the Company timely files it tax return for such taxable year and if paid on or before the first regular dividend payment after such declaration.  Any dividend declared by the Company in October, November, or December of any calendar year and payable to shareholders of record on a specified date in such a month shall be deemed to have been paid on December 31 of such calendar year if such dividend is actually paid by the Company during January of the following calendar year.  If a REIT has more than one class of stock, the Distribution Requirement must be met on an aggregate basis and not with respect to each separate class of stock.  Distributions within each class of stock must be pro rata and non-preferential.  Further, any distribution shall not be considered as a dividend for purposes of computing the dividends paid deduction, unless such distribution is with no preference to one class of stock as compared with another class except to the extent that the former is entitled (without reference to waivers of their rights by shareholders) to such preference.

To the extent that a REIT does not distribute all of its net capital gain or distributes at least 95 percent (90 percent for taxable years beginning after December 31, 2000), but less than 100 percent, of its REIT taxable income, it will be subject to tax at regular corporate tax rates.  A REIT may also be subject to an excise tax if it fails to meet certain other distribution requirements.

The Company has represented that it has satisfied the Distribution Requirement for each of its tax years commencing with the tax year beginning January 1, 1987.  In addition, the Company has represented that it qualified as a REIT for federal income tax purposes from January 1, 1987 through December 31, 2009.

Because of timing differences between the inclusion of income and deduction of expenses in arriving at taxable income, and because the amount of nondeductible expenses, such as principal amortization and capital expenditures, could exceed the amount of non-cash deductions such as depreciation, it is possible that the Company may not have sufficient cash or liquid assets at a particular time to satisfy the Distribution Requirement.  In such event, the Company may declare a consent dividend, which is a hypothetical distribution to shareholders out of the earnings and profits of the Company.  The effect of such a consent dividend, to those shareholders who agree to such treatment, would be that such shareholders would be treated for federal income tax purposes as if such amount had been paid to them in cash and they had then immediately contributed such amount back to the Company as additional paid-in capital.  This treatment would result in taxable income to those shareholders without the receipt of any actual cash distribution, but it would also increase their tax basis in their stock by the amount of the taxable

(7)  See IRC §§561 and 562.

income recognized.  A consent dividend does not include amounts which, if distributed in money, would constitute or be part of a preferential distribution as defined in IRC §562(c).(8)

In determining whether it has paid dividends for any year in an amount sufficient to meet the Distribution Requirement, the Company has represented that it disregarded any dividends treated as “preferential dividends” under IRC §562(c) prior to December 31, 2015 and, if any dividend not so disregarded is determined to be a preferential dividend (or if the Company is determined to have failed for any other reason to pay the amount of dividends required by the preceding sentence), then the Company will pay a deficiency dividend as necessary to avoid being disqualified as a REIT.

If the Company fails to meet the Distribution Requirement in any taxable year due to an adjustment to the Company’s income by reason of a judicial decision, by agreement with the IRS, or, for taxable years beginning on or after January 1, 2009, as a result of the Company’s determination and reporting of an adjustment, the Company may pay a deficiency dividend to its shareholders, which would relate back to the taxable year being adjusted for purposes of meeting the Distribution Requirement in such taxable year.  In such case, the Company would also be required to pay interest plus a penalty to the IRS.(9)  The Company has represented that if it is determined to have failed, for any reason, to pay the amount of dividends sufficient to meet the Distribution Requirement, then the Company will pay a deficiency dividend as necessary to avoid being disqualified as a REIT.  In the event it is determined that the Company’s income should be adjusted for any taxable year, and such adjustment would otherwise result in disqualification of the Company as a REIT for failure to meet the minimum distribution requirement for such year, the Company has represented that it intends timely to declare and pay a deficiency dividend in accordance with IRC §860 in order to avoid being disqualified as a REIT.

If the Company cannot declare a consent dividend or if it lacks sufficient cash to distribute 95 percent (90 percent for taxable years beginning after December 31, 2000) of its REIT taxable income or to pay a deficiency dividend in appropriate circumstances, the Company could be required to borrow funds or liquidate a portion of its investments in order to pay its expenses, make the required cash distributions to shareholders, or satisfy its tax liabilities.  There can be no assurance that such funds will be available to the extent, and at the time, required by the Company, in which case its status as a REIT could be lost.

5.  Other Requirements.  In addition to the foregoing, a corporation may not compute its taxable income as a real estate investment trust consistent with the provisions of IRC §857(b)(2) unless: (i) the provisions of the IRC, Subtitle A, Chapter 1, Subchapter M, Part II (i.e., IRC §§856 through 859, the “REIT Sections”) applied to the corporation for all taxable years beginning after February 28, 1986, or (ii) as of the close of the taxable year, the corporation has no earnings and profits accumulated in any “non-REIT year”.(10)  For this purpose, the term “non-REIT year”

(8)  See IRC §565(b)(1).

(9)  See IRC §860.

(10)  See IRC §857(a)(2).

means any taxable year to which the provisions of the REIT Sections did not apply with respect to the corporation.  The Company has represented that other than earnings and profits that were grandfathered under IRC §857(a)(2)(A) related to taxable years beginning before February 28, 1986, it has no, and will continue to have no, accumulated earnings and profits from any taxable year for which it did not qualify as a REIT and has not succeeded by reason of any merger or other non-taxable acquisition of assets (including any deemed acquisition of assets resulting from an election to treat a subsidiary as a QRS) to the earnings and profits of any other entity taxable as a corporation.  If, by reason of any merger (directly or through a QRS) or other non-taxable acquisition of assets (including any deemed acquisition of assets resulting from an election to treat a subsidiary as a QRS), the Company does succeed to the earnings and profits of any other entity taxable as a corporation, then the Company intends to distribute to the Company’s shareholders all of such earnings and profits before the close of the taxable year of such merger or acquisition.  In the event of a determination (as defined in IRC §860(e)) that the Company has any such undistributed earnings and profit, the Company intends to timely avail itself of the relief provisions of Treasury Regulation §1.857-11(c) and IRC §852(e) and declare and pay to its shareholders a qualified designated distribution or distributions in an amount or amounts sufficient to eliminate such earnings and profits.

The Company has represented that if it were to fail to satisfy one or more requirements for REIT qualification, other than an asset or income test violation of a type for which relief is otherwise available as described above, pursuant to section 856(g), the Company would retain REIT qualification if the failure was due to reasonable cause and not willful neglect, and the Company would pay a penalty of $50,000 for each such failure.

V.  Limitations on Opinion.  No assurances are or can be given that the IRS will agree with the foregoing conclusions in whole or in part although it is our opinion that they should.  While the opinion represents our considered judgment as to the proper tax treatment to the parties concerned based upon the law as it existed at the relevant time periods and the facts as they were presented to us, it is not binding upon the IRS or the courts.  In the event of any change to the applicable law or relevant facts, assumptions or representations, we would of necessity need to reconsider our views.  In rendering this opinion, we have also considered and relied upon the Internal Revenue Code of 1986, as amended (the “IRC”), the regulations promulgated thereunder (the “Regulations”), administrative rulings and the other interpretations of the IRC and Regulations by the courts and the IRS, all as they exist as of the date hereof.  It should be noted, however, that the IRC, Regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect.  We can give no assurance, therefore, that legislative enactments, administrative changes or court decisions may not be forthcoming that would modify or supersede the opinion stated herein.  In addition, there can be no assurance that positions contrary to our opinion will not be taken by the IRS, or that a court considering the issues will not hold contrary to such opinion.  Moreover, this opinion represents our conclusions based upon the documents, facts, assumptions and representations referred to above.  Any material amendments to such documents or changes in any significant facts after the date hereof, or inaccuracy of such assumptions or representations could affect the opinion referred to herein.

This opinion is expressed as of the date hereof, and we disclaim any undertaking to advise you of any subsequent changes of matters stated, represented, covenanted, or assumed herein or any subsequent changes in applicable law.  You understand and agree that this opinion is solely for the Company’s information and benefit, is limited to the described transaction, and may not be relied upon, distributed, disclosed, made available to, or copied by anyone, without prior written consent or as described herein (except as set forth in the third paragraph of this letter).

In addition, this opinion is based upon:

a.              the representations, information, documents and other facts provided to us, our personnel and any representatives thereof and that we have included or referenced in this tax opinion letter;

b.              our assumption that all of the representations used in our analysis and all of the originals, copies, and signatures of documents reviewed by us are accurate, true, and authentic;

c.               our assumption that there will be timely execution and delivery of and performance as required by the representations and documents;

d.              the law, regulations, cases, rulings, and other taxing authority in effect as of the date of this tax opinion.  If there are subsequent changes in or to the foregoing taxing authorities (for which we shall have no specific responsibility to advise you), such changes may result in our tax opinion being rendered invalid or necessitate (upon your request) a reconsideration of the tax opinion;

e.               your understanding that Deloitte Tax was only engaged to provide a tax opinion with respect to the specific tax issues and tax consequences addressed herein and no other federal, state, or local tax matters of any kind were considered;

f.                 your understanding that the matters addressed in this tax opinion may be audited and challenged by the Internal Revenue Service (“IRS”) and other tax agencies, who may not agree with our conclusions.  In this regard, you understand that the tax opinion is not binding on the IRS, other tax agencies or the courts and should never be considered a representation, warranty, or guarantee that the IRS, other tax agencies or the courts will concur with the tax opinion; and

g.              your understanding that this tax opinion letter is solely for your benefit, is limited to the described transaction, and may not be relied upon by any other person or entity (except as set forth in the third paragraph of this opinion letter).

Very truly yours,

/s/ Deloitte Tax LLP

Deloitte Tax LLP